July 17, 2000


CEL-SCI Corporation
8229 Boone Blvd., #802
Vienna, Virginia  22182


This letter will constitute an opinion upon the legality of the sale by CEL-SCI Corporation, a Colorado corporation ("CEL-SCI"), of shares of its common stock having a maximum value of $10,000,000 all as referred to in the Registration Statement on Form S-3 filed by CEL-SCI with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of CEL-SCI and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, CEL-SCI is authorized to issue the shares of stock which are the subject of this registration statement and such shares, when issued, will represent fully paid and non-assessable shares of CEL-SCI's common stock.

Very truly yours,

HART & TRINEN

William T. Hart